EXHIBIT 99.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and six-month periods ended June 30, 2011 compared with the three and six-month periods ended June 30, 2010. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to August 2, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Notes 2 and 3 of the March 31, 2011 condensed interim consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q2 2011 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos Mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to existing mining operations. Proven and probable reserves as at December 31, 2010 were 58.5 million tonnes grading 1.27 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately 9 years at current production levels.

Turkey

In early 2010, the Company acquired the 7,657 hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. The findings of the Scoping Study were positive and the Company is advancing the projects to the preliminary feasibility stage.

Indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2010 total 78.8 million tonnes grading 0.65 g/t Au and 4.22 g/t silver (“Ag”) for approximately 1.6 million ounces of gold and 10.7 million ounces of silver. Inferred mineral resources total 23.2 million tonnes grading 0.56 g/t Au and 5.52 g/t Ag, for approximately 0.4 million ounces of gold and 4.1 million ounces of silver.

Second Quarter 2011 Highlights

In the second quarter of 2011, the Company:

•	Generated revenues of $56.9 million on the sale of 37,800 ounces of gold, a 20% increase from revenues of $47.5 million in the second quarter of 2010.

•	Cash operating costs were $355 per ounce of gold sold (total cash costs inclusive of royalties were $431 per ounce of gold sold), below annual guidance for cash operating costs of $365-$390 per ounce.

•

Generated cash from operating activities before changes in non-cash working capital of $27.7 million ($0.24 per basic share) compared to $21.5 million ($0.19 per basic share) in the second quarter of 2010.

•	Recognized earnings of $15.5 million ($0.13 per basic share), a 64% increase from earnings of $9.5 million ($0.08 per basic share) in the second quarter of 2010.

•	Produced 36,000 ounces of gold compared to 38,400 in the second quarter of 2010.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Achieved record average crusher throughput of 16,100 tonnes per day (“tpd”) in the month of June 2011.

•	Reported drill results from its ongoing Çamyurt exploration project in Turkey, including 1.60 g/t Au over 186 metres.

•

Announced positive results from metallurgical testing conducted on the high-grade ore at San Carlos, potentially doubling the available feed to the gravity plant currently under construction at Mulatos.

•	Paid a semi-annual dividend of $5.8 million ($0.05 per share) on May 2, 2011.

Results of Operations

Gold production of 36,000 ounces in the second quarter of 2011 decreased 6% compared to gold production of 38,400 ounces in the second quarter of 2010. The table below outlines key production indicators in the second quarters and year-to-date in 2011 and 2010:

Production summary	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Ounces produced (1)	36,000	38,400	73,500	80,000

Ore crushed (tonnes)	1,373,000	1,202,000	2,442,000	2,392,000
Grade (g/t Au)	1.27	1.64	1.27	1.70

Contained ounces stacked	56,100	63,400	99,500	130,700

Ratio of ounces produced to contained ounces stacked	64%	61%	74%	61%
Ore mined (tonnes)	1,320,000	1,188,000	2,494,000	2,398,000
Waste mined (tonnes)	850,000	1,117,000	1,490,000	1,860,000
Total mined (tonnes)	2,170,000	2,305,000	3,984,000	4,258,000

Waste-to-ore ratio	0.64	0.94	0.60	0.78

Ore crushed per day (tonnes)	15,000	13,200	13,500	13,200

(1)

Reported gold production for Q2 2010 and YTD 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q2 2011 and YTD 2011 is subject to final refinery settlement and may be adjusted.

Lower gold production in the second quarter of 2011 relative to the same period in 2010 was attributable to a 23% decrease in the grade of ore stacked on the leach pad, offset by a 14% increase in crusher throughput and 5% increase in the ratio of ounces produced to contained ounces stacked or “recovery ratio1”.

Crusher throughput improved significantly in the second quarter of 2011 relative both to the first quarter of 2011 and to the second quarter of 2010. Average crusher throughput in the second quarter was 15,000 tpd, 26% higher than 11,900 tpd achieved in the first quarter of the year. Crusher throughput in the month of June reached a record level for the Mulatos Mine at 16,000 tpd. Higher crusher throughput has resulted from generally improved operating and maintenance practices, without sacrificing size quality. The size of crushed ore stacked on the leach pad was 90% passing 3/8th’s of an inch in the second quarter of 2011, an improvement over the first quarter of 2011 of 87%.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

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Q2 2011 RESULTS

The recovery ratio in the second quarter of 2011 of 64% was below the recovery ratio of 86% in the first quarter of 2011, while on a year-to-date basis, the recovery ratio of 74% remains above the Company’s budgeted 2011 recovery ratio of 70%. The lower recovery ratio in the second quarter of 2011 was attributable both to reduced solution flow caused by drought conditions at the Mine and to low concentrations of cyanide in solution resulting from supply disruptions. The onset of the rainy season in July 2011 has resolved the solution flow issues that occurred at the end of the second quarter. However, production continues to be adversely affected by low cyanide supply. While cyanide shipments have increased on a weekly basis since the end of June, the Company does not anticipate reaching optimal cyanide application rates until September 2011. As a result, a portion of the gold production budgeted for the third quarter is expected to be deferred to the fourth quarter.

The grade of ore crushed in the second quarter of 2011 of 1.27 g/t Au was consistent with the 2011 budgeted grade, but substantially below the realized grade in the second quarter of 2010 of 1.64 g/t Au. The application of higher gold price assumptions to the mine model has resulted in material previously classifed as waste to become economic to mine, and therefore classified as low grade ore, with the effect of lowering the average grade of the mine. The Company’s budgeted grade for 2011 is 1.24 g/t Au, a 23% decrease from the grade of ore crushed in 2010. The reconciliation of mined blocks to the block model in the first six months of 2011 was +7%, +6% and 13% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0%, +8%, +8% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model, which generally has the effect of extending mine life and lowering mining costs.

The following table compares costs per tonne for the three and six-month periods ended June 30, 2011 and 2010:

Costs per tonne summary	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Mining cost per tonne of material (ore and waste)	$2.13	$1.89	$2.07	$2.02

Waste-to-ore ratio	0.64	0.94	0.60	0.78

Mining cost per tonne of ore	$3.51	$3.66	$3.31	$3.58
Crushing/conveying cost per tonne of ore	$2.43	$2.31	$2.47	$2.04
Processing cost per tonne of ore	$2.13	$2.24	$2.60	$2.34
Mine administration cost per tonne of ore	$1.88	$2.05	$2.04	$1.95

Total cost per tonne of ore	$9.95	$10.26	$10.42	$9.91

Total cost per tonne of ore in the second quarter of 2011 of $9.95 decreased 3% compared to $10.26 in the second quarter of 2010. The lower cost per tonne of ore in the second quarter of 2011 compared to the same period of 2010 is attributable primarily to higher by-product

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

credits associated with the sale of silver production at substantially higher prices in the second quarter of 2011 than in the same period last year. These cost reductions were partially offset by higher power costs associated with the crushing circuit and the strengthening in value of the Mexican peso compared to the United States dollar. On a year-to-date basis, total cost per tonne of ore has increased 5% in 2011, primarily attributable to the strength of the Mexican peso.

Mining cost per tonne of material was $2.13 in the second quarter of 2011, approximately 13% higher than in the second quarter of 2010. Higher mining cost per tonne of material is due to increased blasting costs in 2011 as well as a 7% increase in the value of the Mexican peso relative to the United States dollar in the second quarter of 2011 compared to the same period last year. For the six months ended June 30, 2011, mining cost per tonne of material was consistent with the comparative period of 2010. Mining cost per tonne of ore of $3.51 in the second quarter and $3.31 for the six months ended June 30, 2011 were below comparable period levels primarily as a result of a lower waste-to-ore ratio.

Crushing and conveying cost per tonne of ore of $2.43 was 5% higher in the second quarter of 2011 than in the same period of 2010. On a year-to-date basis, crushing and conveying cost per tonne of $2.47 is 21% higher than in the first six months of 2010. In early 2010, the Company commissioned the closed circuit to improve the size consistency of stacked ore, and in October 2010, the Company added a scalping screen plant to the crushing circuit to improve throughput. Incremental power and maintenance costs associated with these enhancements to the crushing circuit are the primary reasons for higher crushing and conveying costs. The higher costs associated with the finer crushing of ore are expected to be recovered through increased gold recoveries.

Processing costs per tonne of ore in the second quarter of 2011 were $2.13 compared to $2.24 in the second quarter of 2010. Lower processing costs in the second quarter of 2011 resulted from higher by-product credits arising from the sale of silver in higher quantities and at higher realized prices than in the second quarter of 2010 and than budgeted. On a year-to-date basis in 2011, processing costs have increased relative to 2010 due to higher reagent consumption in 2011 and due to higher input prices for key consumables. For the remainder of 2011, the Company expects cyanide costs to increase as it sources supplies from alternate higher cost suppliers.

Mine administration costs per tonne of ore are consistent with budget and prior period levels. Increased overall spending associated with headcount additions, camp and security contractors and road maintenance have been offset on a per-tonne basis from the increase in tonnes mined and stacked.

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Q2 2011 RESULTS

Cash operating costs of $355 per ounce of gold sold in the second quarter of 2011 were 25% higher than $283 reported for the second quarter of 2010. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	Q2 2011	Q2 2010

Total cost per tonne of ore	$9.95	$10.26
Ore crushed (tonnes)	1,373,000	1,202,000
Total cost	$13,661,000	$12,332,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($244,000)	($1,103,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$13,417,000	$11,229,000
Ounces sold	37,800	39,688
Cash operating cost per ounce sold	$355	$283

In the second quarter of 2011, the Company increased the number of ounces on the leach pad inventory as the number of ounces produced was lower than the number of recoverable ounces stacked on the leach pad. On a year-to-date basis, the number of ounces on the leach pad has decreased as the year-to-date recovery ratio of 74% has exceeded budgeted levels. Leach pad inventory, which incorporates both cash operating costs and amortization, remained unchanged at $10.5 million from inventory at December 31, 2010, reflecting a decrease in ounces on the pad offset by higher cash operating costs and amortization per ounce.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended June 30, 2011 is presented below:

	Q2 2011	YTD 2011
	($000)	($000)

Operating capital – Mexico
Water Treatment Plant	2,181	2,494
Leach pad – interlift liners	1,277	1,277
Pumping system	775	775
Component changes	391	612
Other	945	1,512
	5,569	6,670
Development – Mexico
Escondida development	6,787	13,997
Mulatos relocation	221	352
Other	792	1,002
	7,800	15,351
Development – Turkey
Development and capitalized exploration	2,284	3,870
Equipment	46	151
	2,330	4,021
Head office – Toronto
Lease improvements and furniture	140	303

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	15,839	26,345

Operating Capital – Mexico

Capital spending in Mexico in the second quarter of 2011 was focused on the procurement of plastic for the leach pad inter-lift liners, improving the Company’s water pumping capacity to mitigate the effects of the dry season and construction of the water treatment plant which will process and treat waste water prior to discharge or re-use in operations. The Company made the decision to construct the water treatment plant in order to reduce external water consumption at the mine and to improve the quality of water discharged. Total sustaining capital in 2011 is expected to be approximately $7 million.

Development – Mexico

Development activities in Mexico continue to focus on developing the Escondida zone of the Mulatos pit and constructing a gravity plant to process high-grade ore from the Escondida zone and potentially from San Carlos and other deposits at Mulatos.

In the second quarter of 2011, the Company invested $6.8 million in development activities at Escondida. As at June 30, 2011, the mining contractor had removed approximately 20.9 million tonnes of overburden since the project commenced, or approximately two-thirds of the

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Q2 2011 RESULTS

total required development. The Company expects development of Escondida to be complete in the first quarter of 2012. The Company has budgeted an additional $16.0 million for development activities in 2011.

Construction of the gravity plant to process high-grade ore from the Escondida zone and potentially from other high-grade zones started in early 2011, and is expected to be completed by the end of the year. The total cost of construction of the mill is estimated at $17.5 million, of which approximately $8.0 million had been paid and classified as advances as at June 30, 2011. Amounts accounted for as advances will be capitalized to construction-in-progress once the mill is delivered to site.

Development – Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

Positive results from the Scoping Study published in the first quarter of 2010 have resulted in the decision to advance the project to the preliminary feasibility stage. On completion of a positive preliminary feasibility study, assuming timely approval of the environmental impact assessment applications and the receipt of all required mining permits, production is planned to commence in 2013.

In the second quarter of 2011, total expenditures in Turkey were $3.4 million, of which $2.3 million was capitalized. Investments in the second quarter were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had six drill rigs operating in the second quarter, focused on in-fill, geotechnical and exploration drilling at a cost of $2.3 million. In addition, consultant and metallurgical testing costs related to the pre-feasibility study totaled $0.6 million, while capital purchases, salaries and other costs comprised $0.5 million.

Exploration Summary

Total exploration expenditures in the second quarter of 2011 were $4.3 million. In Mexico, total exploration spending in the second quarter was $2.0 million, of which $1.2 million was expensed, while $0.8 million was capitalized relating to work performed at San Carlos. Total exploration spending in Turkey was $2.3 million, of which $0.9 million primarily related to drilling at Çamyurt was expensed, while $1.4 million was capitalized.

Exploration – Mexico

The Company had four drills operating in the second quarter of 2011, with exploration activities focused on the following areas:

Zone	Location	Stage
El Carricito	20 kilometres southwest of the Mulatos Pit	Exploration
San Carlos	Northeast of El Victor Pit	Resource expansion

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

El Carricito

El Carricito is the largest area of favorable silicic and advanced argillic alteration in the Mulatos District. The zone of alteration is approximately 5.5 kilometres long, up to 2.7 kilometres wide, and is up to 300 metres thick in outcrop.

Drilling at El Carricito began in late 2010 and continued in the second quarter of 2011 with two drill rigs active throughout the period. Drilling continues to intersect broad zones of favourable alteration containing low-grade gold mineralization. In the third quarter, positive drill results were obtained from drilling on the west side of El Carricito, in the Cerro Carricito and Cerro Colorado areas. The Company recently drilled an interval of 85 m grading 0.53 g/t Au in hole 77, which is the best hole to-date at El Carricito. This new intercept is within a 400 m by 200 m zone with consistent grades ranging from 0.5 to 1.0 g/t Au over 10-20 m widths. The zone is contained within a stratabound and oxidized hydrothermal breccia which is considered likely to be the source of the main geochemical anomaly at El Carricito. Drilling is presently focused on identifying extensions of the zone towards Cerro Colorado and testing the possible structural feeder of mineralization inferred from a review of the alteration and mineralized intercepts encountered to-date. The Phase I drill program is expected to be completed by the end of the third quarter of 2011. Once the results of this program have been reviewed, the Company will re-prioritize these initial targets and present an updated exploration budget for El Carricito for the remainder of 2011. The Company spent $0.9 million at El Carricito in the second quarter of 2011.

San Carlos

In March 2011, the Company reported initial pit-contained mineral reserves at San Carlos of 2.6 million tonnes grading 1.89 g/t Au for approximately 160,000 ounces. As a result of establishing reserves at San Carlos and in accordance with the Company’s accounting policy for exploration costs, $0.8 million of spending at San Carlos in the second quarter of 2011 was capitalized.

Exploration activities in San Carlos in the first half of 2011 were focused on testing extensions of the existing mineral resource area. In-fill and step-out drilling in the second quarter confirmed the continuity of high-grade mineralization towards the northeast. In addition, the Company has identified at least two additional sub-parallel structures, located up to 600 m from the resource area, with surface mapping indicating the potential for additional parallel zones to the northeast. The new zones are located at the same elevation as existing mineralization, but under significant overburden. As a result, the Company is evaluating the potential to mine a portion of the San Carlos deposit through underground mining methods.

In addition, the Company obtained positive results from metallurgical testing conducted on the high-grade ore at San Carlos. The results indicated that the high-grade ore is amenable to gravity separation, capable of providing an additional source of feed for the gravity plant that the Company is constructing to process the high-grade ore at Escondida. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The potential exists to further improve these levels of recovery and this will be evaluated in the next phase of testing. These results could potentially double the amount of feed for the plant.

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Q2 2011 RESULTS

Exploration – Turkey

To-date in 2011, the Company has completed over 16,600 m of drilling in Turkey, operating with six drills. Since the Company acquired its Turkish projects, a total of 39,200 m of drilling has been completed. The drilling in 2011 has been focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company plans to provide an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011.

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. In the second quarter of 2011, the Company reported encouraging drill results from Çamyurt which demonstrated the potential for Çamyurt to develop into a stand-alone mining project. Notable assay results included 186 m grading 1.60 g/t Au in hole 11-CYD-14 and 89.6 m grading 2.34 g/t Au in hole 11-CYD-20.

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike and is mineralized to a vertical depth of at least 150 m. The mineralized zone remains open at depth. Definition drilling will continue in the third quarter and an initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end 2011 global resource and reserve statement in the first quarter of 2012.

Financial Highlights

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2011 and 2010 is presented below:

	Q2 2011	Q2 2010	YTD 2011	YTD 2010

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$27,749	$21,511	$54,754	$43,469
Changes in non-cash working capital (000)	$9	($619)	$2,379	$956
Cash provided by operating activities (000)	$27,758	$20,892	$57,133	$44,425

Earnings before income taxes (000)	$24,544	$18,295	$49,051	$38,805
Earnings (000)	$15,494	$9,474	$33,351	$24,998
Earnings per share
- basic	$0.13	$0.08	$0.29	$0.22
- diluted	$0.13	$0.08	$0.28	$0.22

Comprehensive income (000)	$14,624	$9,474	$30,381	$24,998
Weighted average number of common shares outstanding
- basic	116,843,000	114,965,000	116,688,000	114,448,000
- diluted	117,996,000	116,732,000	118,065,000	116,239,000

Assets (000) (2)			$550,457	$506,436

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at June 30, 2011 and December 31, 2010.

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company reported strong financial results in the second quarter of 2011, generating cash from operating activities before changes in non-cash working capital of $27.7 million ($0.24 per basic share), a 29% increase from $21.5 million ($0.19 per basic share) in the second quarter of 2010. After changes in non-cash working capital, the Company generated $27.8 million ($0.24 per basic share) in the second quarter of 2011, 33% higher than $20.9 million ($0.18 per basic share) generated in the same period of 2010.

Earnings in the second quarter of 2011 were $15.5 million ($0.13 per basic share), an increase of 63% from earnings of $9.5 million ($0.08 per basic share) achieved in the same period of 2010. The increase in earnings is attributable to higher operating margins resulting from higher realized gold prices. For the six months ended June 30, 2011, earnings of $33.4 million were 33% higher than in the comparable period of 2010.

Gold Sales

Details of gold sales are presented below:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Gold sales (ounces)	37,800	39,688	76,986	81,836
Gold sales revenues (000)	$56,864	$47,494	$111,240	$94,145
Realized gold price per ounce	$1,504	$1,197	$1,445	$1,150
Average gold price for period (London PM Fix)	$1,506	$1,197	$1,445	$1,152

Gold sales revenues in the second quarter of 2011 were $56.9 million, 20% higher than revenues of $47.5 million in the second quarter of 2010. The increase in gold sales revenues is attributable to a 26% increase in the average realized gold price, offset by a 5% decrease in the number of ounces sold.

The Company generally enters into forward gold sales contracts in order to match sales contracts with the next expected delivery. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. As at June 30, 2011, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The Company’s realized gold price in the second quarter of 2011 was $1,504 per ounce, consistent with the average London PM Fix spot market price of $1,506. The market price of gold continues to exhibit significant volatility. Subsequent to the end of the second quarter of 2011, the spot market gold price had increased to over $1,650 per ounce on August 2, 2011. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,200 per ounce.

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Q2 2011 RESULTS

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010
Gold production (ounces) (1)	36,000	38,400	73,500	80,000
Gold sales (ounces)	37,800	39,688	76,986	81,836

Cash operating costs (000)(2)	$13,417	$11,229	$27,075	$22,504
- Per ounce sold	$355	$283	$352	$275

Royalties (000)(3)	$2,885	$2,311	$5,486	$4,335
Total cash costs (000)(4)	$16,302	$13,540	$32,561	$26,839
- Per ounce sold	$431	$341	$423	$328

Amortization (000)	$5,979	$5,115	$11,704	$10,730
Total production costs (000)(5)	$22,281	$18,655	$44,265	$37,569
- Per ounce sold	$589	$470	$575	$459

- Realized gold price per ounce	$1,504	$1,197	$1,445	$1,150
- Operating cash margin per ounce (6)	$1,073	$856	$1,022	$822

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

“Total production costs” is a non-GAAP measure which includes all “total cash costs”, amortization, and accretion of asset retirement obligations. “Total production costs” is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the second quarter of 2011 were $355 per ounce of gold, 25% higher than in the second quarter of 2010, but below the Company`s full year guidance of $365-$390 per ounce. Cash operating costs per ounce were higher relative to the same period of last year due to generally higher input costs as well as the relative strengthening in the value of the Mexican peso compared to the United States dollar. Amortization was $158 per ounce of gold sold in the second quarter of 2011, 22% higher than $129 per ounce in the same period of 2010. The Company made significant capital additions over the past year, which has increased the capital cost base and resulted in higher amortization expense per ounce in 2011. Further, given that approximately 25% of the Company’s fixed assets are amortized on a straight-line basis resulting in a fixed amortization charge, amortization per ounce fluctuates based on the number of ounces sold. The lower number of ounces sold in the second quarter of 2011 compared to 2010 resulted in the increase in amortization per ounce cost in 2011.

12 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2011, the royalty was paid or accrued on approximately 733,000 ounces of applicable gold production. Royalty expense in the second quarter of 2011 of $2.9 million increased 26% above royalty expense of $2.3 million in the same period of 2010, attributable to a higher average market gold price in the quarter compared to the same period of last year.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred. Total exploration spending in the second quarter of 2011 was $4.3 million. Exploration spending in Mexico of $1.2 million was expensed, while $0.8 million was capitalized relating to work performed on San Carlos. In addition, $1.4 million of exploration costs supporting development of Ağı Dağı and Kirazlı was capitalized and $0.9 million was expensed. Comparatively, in the second quarter of 2010, a total of $3.8 million was spent on exploration activities, of which $2.0 million was expensed and $1.8 million related to Turkey was capitalized.

Corporate and Administrative

Corporate and administrative expenses of $2.7 million in the second quarter of 2011 were approximately 17% higher than the $2.3 million incurred in the second quarter of 2010. Higher corporate and administrative costs were primarily the result of higher costs associated with the Company’s administration office in Turkey, higher salary costs associated with new employees in the Toronto head office and costs associated with increased travel.

Stock-based Compensation

Stock-based compensation expense in the second quarter of 2011 was $4.5 million compared to $5.9 million in the second quarter of 2010. The value of stock-based compensation expense is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

In order to promote employee retention, all stock option grants are subject to vesting provisions under which 20% of all stock options granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Stock-based compensation expense for the second quarter of 2011 was lower than in the second quarter of 2010 as a result of lower number of options granted, as well as a lower share price at the date of the grant, which impacts the Black-Scholes calculated fair value of the stock options granted.

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Q2 2011 RESULTS

Employee Future Benefits

The Company is required to recognize employee future benefit liabilities associated with its Mexican work force. The expense for the second quarter of 2011 was lower than in the prior year period due to changes in assumptions used in the calculation of this provision.

Interest Income

Interest income in the second quarter of 2011 was $0.4 million compared to interest income earned in the second quarter of 2010 of $0.3 million. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current period was comparable to the prior year period.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $0.6 million in the second quarter of 2011 compared to a foreign exchange loss of $0.5 million in the second quarter of 2010. Throughout the second quarter of 2011, the value of the Mexican peso and Canadian dollar strengthened, while the value of the Turkish Lira weakened.

Significant foreign exchange movements in the second quarter of 2011 included a $0.1 million gain on revaluation of the Company’s Canadian-dollar denominated cash position, offset by a $0.4 million foreign exchange loss resulting from revaluation of the Company’s net Mexican peso-denominated monetary liability position and a $0.3 million foreign exchange loss resulting from revaluation of the Company’s net Turkish lira denominated asset position.

Income Taxes

Tax expense in the second quarter of 2011 was $9.1 million compared to $8.8 million in the second quarter of 2010. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2011, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax installments on a monthly basis. The Company satisfies its tax liability through periodic installment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2011 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 31% in 2011. The effective tax rate for the second quarter of 2011 (calculated as a percentage of earnings before income tax) was 37%, higher than the statutory rate due in part to stock based compensation expense of $4.5 million, which is not deductible for tax purposes and has the effect of reducing earnings before income tax and increasing the calculated effective tax rate. In addition, accounting rules under IFRS require that foreign exchange adjustments related to temporary tax differences be charged or credited to tax expense. This adjustment resulted in a higher credit to tax expense in the first quarter of 2011 than in the second quarter. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish Lira foreign exchange rates. The effective tax rate results from a number of factors, many of which are difficult to forecast.

14 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
	CDN GAAP		IFRS(1)
Gold production (ounces)	42,500	48,000	41,600	38,400	30,200	45,800	37,500	36,000

Gold sales (ounces)	43,201	49,145	42,148	39,688	28,000	44,507	39,186	37,800

Gold sales revenues ($000)	41,283	52,649	46,651	47,494	34,336	60,791	54,376	56,864

Earnings from operations ($000)	17,984	25,605	22,041	18,624	11,331	28,058	25,245	25,231

Earnings ($000)	14,115	20,081	15,525	9,474	20,472	18,333	17,857	15,494

Earnings ($ per share) – basic/diluted	0.13	0.18	0.14 / 0.13	0.08	0.18 / 0.17	0.16	0.15	0.13

(1)	The amounts reported for Q1 2010 to Q4 2010 were adjusted from CDN GAAP to conform to IFRS.

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2010. Seasonal conditions could continue to impact production and financial results in future years if rainfall is significantly different from seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and current and future income tax liabilities, some of which are denominated in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Turkish Lira (“TRL”). The Company is exposed to financial gains or losses as a result of foreign exchange movements against the United States dollar (“USD”).

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At June 30, 2011, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity of greater than 90 days.

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Q2 2011 RESULTS

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. At June 30, 2011, the Company had entered into certain derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. As a result, the Company has entered into forward foreign currency contracts in order to reduce its exposure to changes in the value of the CAD compared to the USD. In the second quarter of 2011, the strengthening of the CAD resulted in a $0.1 million foreign exchange gain on revaluation. The mark-to-market loss associated with the Company’s forward foreign currency contracts was $0.1 million for the three-months ended June 30, 2011, and is classified within other loss.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and future tax liability balances. For the three-months ended June 30, 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss on revaluation of approximately $0.4 million.

At June 30, 2011 the Company’s TRL-denominated net monetary assets represents approximately $3 million in TRL-denominated cash and short-term investments, as well as VAT receivables. This exposure contributed to a $0.3 million foreign exchange loss for the quarter due to the weakening of the TRL compared to the USD during the period.

Liquidity and Capital Resources

At June 30, 2011, the Company had $207.7 million in cash and cash equivalents and short-term investments compared to $188.2 million at December 31, 2010. The increase in total cash and cash equivalents and short-term investments of $19.5 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash in-flows in 2011 included $57.1 million cash provided by operating activities, $7.4 million cash proceeds on exercise of options, $0.9 million on proceeds from the sale of equipment, and $0.8 million attributable to foreign exchange gains on cash held in foreign currencies. Significant cash out-flows in 2011 included $26.3 million of capital and exploration expenditures in Mexico and Turkey, $4.8 million in purchases of available for sale securities, $9.6 million in contractor advances and $5.8 million in payment of dividends. The Company’s working capital surplus increased to $240.7 million at June 30, 2011 from $214.6 million at December 31, 2010.

The Company has significant budgeted capital and exploration expenditures in both Mexico and Turkey for the remainder of 2011. In addition to expansion activities at its operations in Mexico, the Company expects to invest significantly in exploration and development activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows. Finally, the Company continues to evaluate its dividend policy with the objective of continuing to maximize shareholder returns.

16 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Conversion to International Financial Reporting Standards (“IFRS”)

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities would be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for periods beginning on or after January 1, 2011. The transition date of January 1, 2010 required the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including a revised opening balance sheet as at January 1, 2010.

IFRS is based on a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. While the adoption of IFRS did not have a material impact on reported cash flows, it did have a material impact on the statements of financial position and statements of comprehensive income. The impact of these differences on the January 1, 2010 opening statement of financial position, as well as the June 30, 2010 and December 31, 2010 statements of financial position have been disclosed in the interim consolidated financial statements. In addition, the impact of these differences on the statements of comprehensive income for the period ended June 30, 2010 and year ended December 31, 2010 have been disclosed in the condensed interim consolidated financial statements.

Impact of IFRS on Financial Position

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s opening statement of financial position.

1)	IFRS 1, First-Time Adoption of IFRS:

Significant adjustments required on transition to IFRS were made, retrospectively, to opening retained earnings as at January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company elected:

•	Business combination election – The election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The election allowed the Company to record certain items of property, plant and equipment at fair value at the date of transition. The Company obtained independent fair value appraisals for its mobile equipment fleet and identified certain differences between the carrying value and fair value which reduced retained earnings and the related carrying values of mineral property, plant and equipment by approximately $1 million (net of tax) as at the transition date.

•	Share-based payments election – The election enabled the Company to adopt IFRS 2 for unvested options at the date of transition to IFRS.

•	Decommissioning liabilities included in the cost of mineral property, plant and equipment – This election enabled the Company to apply a simplified approach to the determination of the

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Q2 2011 RESULTS

corresponding asset balance relating to decommissioning liabilities at the date of transition. Due to changes in the discount rate applied to expected future cash out-flows, the adjustment decreased the decommissioning liability by $0.3 million, with a corresponding decrease to the related asset of approximately $0.3 million.

•

Borrowing costs – This election enabled the Company to not have to retrospectively restate balances relating to the implementation requirements of IAS 23(R), as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date.

2)	IAS 37, Provisions – Differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs were noted, however, the impact on the Company’s property acquisition liability was not material.

3)	IFRS 2, Share-based payments – As a result of the adoption of IFRS, the Company changed the methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense. Based on the IFRS 1 election discussed above, the transition date adjustment resulted in a reduction of retained earnings of approximately $3.0 million, with a corresponding increase to contributed surplus.

4)	IFRS 6, Exploration costs – The Company’s policy under Canadian GAAP requires that exploration and evaluation costs be capitalized when the properties are identified as having development potential, as evidenced by a positive economic analysis of the project. There was no impact on transition as a result of the IFRS 6 accounting policies elected, other than reclassifications on the statement of financial position.

5)	IAS 12, Income Taxes – A key difference exists in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a.	The initial recognition of goodwill; or

b.	The initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company identified differences for certain transactions in which deferred tax liabilities were recognized under Canadian GAAP. The adjustment reduced the future tax liability by $2.7 million, reduced mineral property, plant and equipment balances by approximately $3.0 million, and decreased opening retained earnings by $0.3 million, as at the transition date.

IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. Differences existed, given that Canadian GAAP prohibited recognition of deferred tax liabilities for foreign currency changes. The adjustment increased the future tax liability balance by approximately $5.4 million as at the transition date, with a corresponding decrease to opening retained earnings.

18 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Impact of IFRS on Statements of Comprehensive Income

The following is a discussion of the accounting standards that had a significant financial statement impact on the Company’s comparative statements of comprehensive income for the period ended June 30, 2010 and year ended December 31, 2010.

1)	Mineral property, plant and equipment – Due to the adjustments to the provision for decommissioning liabilities and the adjustment for the deemed cost election discussed above, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization expense differs by $0.3 million for the year ended December 31, 2010.

2)	Share-based payments – The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

3)	Provision for decommissioning liabilities – The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

4)	Provision for property acquisition obligations – The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

5)	Deferred tax liability – The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase the deferred income tax liability.

6)	Deferred tax asset/liability – The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

7)	Available-for-sale financial assets – For available-for-sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income, resulting in an adjustment to foreign exchange gain of $0.4 million for the year ended December 31, 2010, with an offsetting adjustment to comprehensive income.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2011.

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Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2011 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.5 to $3.5 million per quarter.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui, Cerro Pelon and El Carricito development and exploration properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of $1,000,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at June 30, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

20 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

August 2, 2011
Common shares
- Common shares outstanding	117,572,508

Stock options
- Average exercise price CAD$12.81; approximately 60% vested	7,531,200

Total	125,103,708

Outlook

The Company continued to benefit from record gold prices in the second quarter of 2011, achieving a significant increase in quarterly earnings and cash flows relative to the comparable period of 2010, despite lower gold sales and production. Gold production in the first half of 2011 was 73,500 ounces at a cash operating cost per ounce of gold sold of $352 (exclusive of the 5% royalty).

During the second quarter of 2011, the Company successfully increased crusher throughput to above budgeted levels, averaging 15,000 tonnes per day for the quarter and achieving a new record average of 16,100 tonnes per day in the month of June 2011. Despite the higher crusher throughput, second quarter gold production of 36,000 ounces was lower than anticipated as a result of lower than budgeted solution flow and cyanide application rates. While solution flow returned to optimal levels in early July and cyanide shipments have been increasing, budgeted cyanide application rates are not expected to be reached until September. As a result, a portion of the gold production budgeted for the third quarter is expected to be deferred to the fourth quarter of the year. The Company remains on track to achieve its full year 2011 production target of 145,000 to 160,000 ounces at a cash operating cost of between $365-$390 per ounce.

Development of the Escondida high-grade zone and construction of the gravity plant to process high-grade ore remains on schedule, with planned production in the first quarter of 2012. Gold production for 2012 is expected to increase substantially relative to 2011 levels, with planned incremental production of at least 67,000 ounces from Escondida at substantially lower cash costs per ounce. In addition, the Company received positive results from metallurgical testing of San Carlos high-grade ore in the second quarter. Further optimization of the ultimate extraction rates is underway; however based on the preliminary test results alone, the Company expects that high-grade ore at San Carlos has the potential to double the amount of feed for the gravity plant.

Positive exploration results at the Company’s Ağı Dağı and Kirazlı projects in northwestern Turkey are expected to significantly increase resources at these projects, with a resource update for Ağı Dağı and Kirazlı to be released during the third quarter of 2011 and an initial resource estimate for Çamyurt expected in March 2012.

The Company is in the process of submitting Environmental Impact Assessment (“EIA”) applications for the Ağı Dağı and Kirazlı projects and expects a response from the Turkish government by the end of 2011. The preliminary feasibility study for Ağı Dağı and Kirazlı is expected to be completed in the fourth quarter of 2011, and the development timeline for these projects remains unchanged with initial production starting at Kirazlı in the first quarter of 2013 followed by the commencement of production at Ağı Dağı in the first quarter of 2014, assuming timely approval of the EIA reports and related permits.

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Future accounting pronouncements

The following are new pronouncements approved by the International Accounting Standards Board (“IASB”). The following new Standards and Interpretations are not yet effective and have not been applied in preparing these financial statements, however, may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it needs not to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for

22 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

Risk Factors and Uncertainties

The Company is subject to various financial and operational risks that could have a significant impact on its profitability and levels of operating cash flow, and could cause such future business, operations, and financial condition to differ materially from the forward-looking information contained in this MD&A and described in the Forward-Looking Statements section below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s MD&A as at December 31, 2010 and Annual Information Form filed at www.sedar.com.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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Q2 2011 RESULTS

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on an annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary Non-GAAP Statements

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be

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MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

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